CARDINAL CAPITAL MANAGEMENT, LLC

**STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)**

December 31, 2021
AVAILABLE FOR PUBLIC INSPECTION

OATH OR AFFIRMATION

I, __Steven Kaplan_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Cardinal Capital Management, LLC_____, as of __December 31_____, 2 __021__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:

__Chief Compliance Officer/FINOP_____



OFFICIAL SEAL
GINA GARCIA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/12/22

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67680

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2021__ AND ENDING __12/31/2021__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Cardinal Capital Management, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__425 S. Financial Place, Suite 1075__
                                  (No. and Street)

__Chicago__	__Illinois__	__60605__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Steven A. Kaplan__	__(312) 932-8006__	__skaplan@ccmtrading.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ryan & Juraska, LLP, Certified Public Accountants__
             (Name – if individual, state last, first, and middle name)

__141 West Jackson Boulevard, Suite 2250__	__Chicago__	__Illinois__	__60604__
(Address)	(City)	(State)	(Zip Code)

__March 24, 2009__	__3407__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Cardinal Capital Management, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cardinal Capital Management, LLC (the Company) as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cardinal Capital Management, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cardinal Capital Management, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cardinal Capital Management, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Cardinal Capital Management, LLC's auditor since 2015.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 25, 2022

CARDINAL CAPITAL MANAGEMENT, LLC

Statement of Financial Condition

December 31, 2021

Assets

Cash	$	538,816
Receivables from brokers and dealers		17,658
Securities owned, at fair value		822,249,403
Other receivables		137,921
Memberships and stock in exchanges, at cost (fair value $1,107,500)		1,509,400
Furniture and equipment, net (accumumlated depreciation of $342,991)		281,086
Other assets		295,076
	$	825,029,360

Liabilities and Member's Equity

Liabilities		
Securities sold, not yet purchased, at fair value	$	786,791,692
Payables to brokers and dealers		16,091,306
Accounts payable and accrued expenses		1,111,797
		803,994,795
Member's equity		21,034,565
	$	825,029,360

See accompanying notes.

CARDINAL CAPITAL MANAGEMENT, LLC

Notes to Statement of Financial Condition

December 31, 2021
_____

1. **Organization and Business**

   Cardinal Capital Management, LLC (the "Company"), an Illinois limited liability company, was organized on May 23, 2007. Effective July 1, 2016 the Company restructured, wherein each of the Members' interests were contributed to Cardinal Capital Group LLC, which in turn contributed all of its interests to Cardinal Capital Holdings LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange, and the Chicago Mercantile Exchange. The Company engages primarily in the proprietary trading of exchange-traded futures contracts, options on futures contracts, and index options contracts.

2. **Summary of Significant Accounting Policies**

   Revenue Recognition and Securities Valuation
   Securities transactions and related commission expenses are recorded on a trade date basis and, accordingly, gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on a trade date basis, and, accordingly, gains and losses are recorded on open futures contracts.

   Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820 - Fair Value Measurement and Disclosures (see Note 6).

   Realized and unrealized gains or losses from securities and futures trading are included in trading gains in the statement of operations.

   Use of Estimates
   The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Income Taxes
   No provision has been made for federal income taxes, as the taxable income of the Company is included in the respective income tax returns of the member.

   In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2018. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as and for the year ended December 31, 2021.

   Depreciation
   Furniture and equipment are being depreciated over the estimated useful lives of the assets, and leasehold improvements are amortized over the life of the Company's lease, both using the straight-line method. .

CARDINAL CAPITAL MANAGEMENT, LLC

Notes to Statement of Financial Condition, Continued

December 31, 2021

_____

2. **Summary of Significant Accounting Policies, continued**

   Accounting for Leases
   The Company recognizes and measures its leases in accordance with FASB ASC 842, Lease Accounting ("ASC 842"), which requires lessees to record right-of-use (ROU) assets and lease liabilities on the balance sheet for the rights and obligations created by all qualifying leases, which are derived from the present value of the future lease payments. For further information, see Note 9 - Commitments.

   Account for Current Expected Credit Losses
   In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments - Credit Losses ("ASC 326"). The main objective of ASC 326 is to provide financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this Topic replaces the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. This is adjusted each period for changes in expected lifetime credit losses at the time the financial asset is originated or acquired. For financial assets measured at amortized costs (i.e., cash and accounts receivable), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historical losses. On January 1, 2020, the Company adopted ASC 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in member's capital.

3. **Financial Instruments with Off-Balance Sheet Risk**

   In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures and futures options contracts, equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying consolidated statement of financial condition at fair value and gains and losses from derivative financial instruments are included in trading gains in the statement of operations.

   Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

   Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price.

CARDINAL CAPITAL MANAGEMENT, LLC

Notes to Statement of Financial Condition, Continued

December 31, 2021

_____

3.   **Financial Instruments with Off-Balance Sheet Risk, continued**

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the consolidated statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

4.   **Concentrations of Credit Risk**

At December 31, 2021, the Company had a significant credit concentration of approximately $19.4 million with ABN AMRO Clearing Chicago, LLC. At December 31, 2021, the Company's cash balance was approximately $289,000 in excess of FDIC insured limits. Management does not consider any credit risk associated with these balances to be significant.

5.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2021, the Company had net capital and net capital requirements of $18,967,155 and $100,000, respectively.

6.   **Fair Value Disclosure**

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair vale hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

CARDINAL CAPITAL MANAGEMENT, LLC

Notes to Statement of Financial Condition, Continued

December 31, 2021

_____

6. **Fair Value Disclosure, continued**

    The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

    - Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

    - Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

    - Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

    The Company's Investments consist of exchange traded stock equities, options on equities, options on futures and futures contracts and are valued at the price of the last sale of the trade date.

    The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

	Level 1		
	Assets		**Liabilities**
	Securities Owned		**Securities Sold, Not Yet Purchased**
Options on equities	$	653,487,953	$ 296,608
Options on futures		168,640,870	786,495,084
Stock equities		120,580	-
Total	$	822,249,403	$ 786,791,692

    At December 31, 2021, the Company had a net unrealized gain on open futures contracts totaling $3,071,336 included in payables to brokers and dealers, which are Level 1 investments.

7. **Clearing Agreements**

    The Company has a Joint Back Office ("JBO") clearing agreement with ABN AMRO Clearing Chicago, LLC ("ABN"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in a preferred interest in ABN. The Company's investment in ABN is reflected as other asset in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with ABN, exclusive of its preferred stock investment.

CARDINAL CAPITAL MANAGEMENT, LLC

Notes to Statement of Financial Condition, Continued

December 31, 2021

_____

8. **Guarantees**

   Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

   This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

   The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

9. **Commitments**

   The Company conducts its operations in leased facilities under a non-cancellable lease with a rent escalation rate of 2.5% that expires March 31, 2024. In accordance with ASC 842, the Company has recorded a right of use asset and a lease liability based on the present value of the future payments calculated with a 2.5% discount rate. The following table presents the classification and the balances of the Company's ROU asset and lease liability in the Statement of Financial Condition as of December 31, 2021:

	Classification	Balance
Operating lease assets, net	Other assets	$ 239,176
Operating lease liabilities	Accounts payable	$ 249,198

CARDINAL CAPITAL MANAGEMENT, LLC

Notes to Statement of Financial Condition, Continued

December 31, 2021

_____

9. **Commitments, continued**

The Company's future annual rental commitments for the office facilities as of December 31, 2021 are as follows:

Year Ending December 31,	Amount
2022	121,000
2023	124,000
2024	32,000
Total	277,000
Imputed Interest	(27,000)
Present Value of Lease Liability	$ 250,000

10. **Subsequent Events**

From December 31, 2021, through February 25, 2022, the Company made capital distributions totaling $93,750. Additionally, the Company's management has evaluated events and transactions through February 25, 2022, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements.